SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

01
Earnings Release

Lisbon, Portugal, 31 August 2011

Following the Vivo transaction on 27 September 2010, PT adjusted its 2010 financial statements in order to recognise Vivo as a discontinued operation and, following the acquisition on 28 March 2011 of a 25.3% stake in Oi and a 14.1% stake in Contax, PT’s statement of financial position proportionally consolidated the assets and liabilities of these stakes as at 31 March 2011 and income statement as from 1 April 2011. In 1H11, consolidated operating revenues amounted to Euro 2,669 million, while EBITDA reached Euro 1,000 million. Consolidated EBITDA margin stood at 37.5%. Net income reached Euro 228 million and basic earnings per share stood at Euro 0.26. In 1H11, capex amounted to Euro 418 million, equivalent to 15.7% of revenues, and was primarily directed in Portugal to the investment in the rollout of new technologies and services, namely the FTTH network and TV service and to investments in the swap of 2G equipment to LTE (4G) enabled equipment. In 1H11, EBITDA minus capex reached Euro 582 million. EBITDA minus capex of the Portuguese businesses amounted to Euro 409 million, increasing by 7.4% y.o.y. In 1H11, operating cash flow stood at Euro 525 million, while excluding the consolidation of Oi and Contax amounted to Euro 451 million, on the back of improving revenues and EBITDA trends, downward pressure on capex following the completion of the network modernisation programme and tight management of working capital. Free cash flow, excluding the cash out-flow related to the acquisition of the investment in Oi and Contax, stood at Euro 317 million in 1H11 against Euro 22 million in 1H10. As at 30 June 2011, excluding the proportional consolidation of Oi and Contax, net debt adjusted for the receivable from Telefónica and for the tax effect related to the transfer of the regulated pension plans to the Portuguese state, amounted to Euro 4,269 million, following the Euro 1,118 million dividend payment in 3 June 2011 (Euro 1.30 per share). In 1H11, cost of net debt stood at 1.66%, while excluding the interest on certain cash deposits in Brazilian reais related to the acquisition of Oi stood at 3.51%. The liquidity position excluding the consolidation of Oi and Contax and including cash, underwritten commercial paper, standby lines and the receivable from Telefónica related to its acquisition of PT’s stake in Vivo, was Euro 5,372 million, as at 30 June 2011. All maturities and commitments are fully financed until the end of 2013.

Table 1 _ Consolidated financial highlights (1)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	1,797.7	933.5	92.6%		2,668.8	1,840.4	45.0%
Operating costs (2)	1,155.3	563.3	105.1%		1,669.0	1,093.0	52.7%
EBITDA (3)	642.4	370.3	73.5%		999.8	747.3	33.8%
Income from operations (4)	260.0	175.1	48.4%		409.0	362.0	13.0%
Net income	98.1	164.2	(40.2)%		227.9	264.5	(13.8)%
Capex	295.8	149.1	98.3%		418.0	312.1	33.9%
Capex as % of revenues (%)	16.5	16.0	0.5	pp	15.7	17.0	(1.3	)pp
EBITDA minus Capex	346.6	221.1	56.8%		581.8	435.2	33.7%
Operating cash flow	209.4	158.9	31.8%		524.8	182.9	187.0%
Free cash flow (5)	(136.7)	27.8	n.m.		316.8	21.9	n.m.
Adjusted net debt (6)	6,648.8	5,373.3	23.7%		6,648.8	5,373.3	23.7%
Adjusted net debt exc. Oi and Contax (6)	4,269.0	5,373.3	(20.6)%		4,269.0	5,373.3	(20.6)%
After-tax unfunded PRB obligations	667.1	1,192.9	(44.1)%		667.1	1,192.9	(44.1)%
EBITDA margin (%) (7)	35.7	39.7	(3.9	)pp	37.5	40.6	(3.1	)pp
Adjusted net debt / EBITDA (x) (6) (8)	2.6	3.6	(1.0	)x	2.6	3.6	(1.0	)x
Adjusted net debt exc. Oi and Contax / EBITDA (x) (6) (8)	2.9	3.6	(0.7	)x	2.9	3.6	(0.7	)x
Basic earnings per share	0.11	0.19	(40.2)%		0.26	0.30	(13.8)%
Diluted earnings per share (9)	0.11	0.18	(38.5)%		0.26	0.30	(13.3)%

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation. Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the assets and liabilities of these investments in its statement of financial position and net income as from 1 April 2011. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) 1H11 figure excludes the cash out-flow related to the investment in Oi and Contax. (6) June 2011 net debt was adjusted for the receivable from Telefónica and for the tax effect on pensions debt due to the Portuguese State, while June 2010 net debt was adjusted

03 Financial review

in order to reflect Vivo as a discontinued operation. (7) EBITDA margin = EBITDA / operating revenues. (8) With respect to 1H11, 1Q11 EBITDA was adjusted in order to recognise the proportional contribution of Oi and Contax. (9) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02
Financial review

Income Statement

In 1H11, consolidated operating revenues increased by 45.0% y.o.y to Euro 2,669 million, as compared to Euro 1,840 million in 1H10, reflecting the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 925 million). Excluding this effect, consolidated operating revenues would have decreased by 5.3% y.o.y to Euro 1,744 million in 1H11, as a result of revenue decline in Portuguese operations, partially offset by revenue growth in international operations, namely MTC in Namibia and Timor Telecom and by the consolidation of GPTI as from 1 March 2010.

Table 2 _ Consolidated income statement (1)	Euro million

	2Q11	2Q10	y.o.y	1H11	1H10	y.o.y
Operating revenues	1,797.7	933.5	92.6%	2,668.8	1,840.4	45.0%
Wireline (2)	461.2	482.8	(4.5)%	917.4	971.0	(5.5)%
Mobile • TMN (2)	306.7	343.6	(10.7)%	609.7	689.5	(11.6)%
Brazil • Oi	832.3	0.0	n.m.	832.3	0.0	n.m.
Other and eliminations	197.5	107.1	84.4%	309.4	179.9	72.0%
Operating costs (3)	1,155.3	563.3	105.1%	1,669.0	1,093.0	52.7%
Wages and salaries	302.6	157.2	92.5%	459.4	306.8	49.7%
Direct costs	292.0	141.7	106.1%	416.9	275.4	51.4%
Commercial costs	138.0	89.7	53.9%	210.8	174.2	21.0%
Other operating costs	422.7	174.7	142.0%	582.0	336.6	72.9%
EBITDA (4)	642.4	370.3	73.5%	999.8	747.3	33.8%
Post retirement benefits	14.3	17.8	(19.6)%	26.4	35.6	(26.0)%
Depreciation and amortisation	368.1	177.3	107.6%	564.4	349.7	61.4%
Income from operations (5)	260.0	175.1	48.4%	409.0	362.0	13.0%
Other expenses (income)	5.4	11.6	(53.4)%	12.5	20.6	(39.3)%
Curtailment costs, net	1.2	4.1	(71.2)%	5.6	9.2	(39.7)%
Net losses (gains) on disposal of fixed assets	(0.0)	1.4	n.m.	(0.1)	0.8	n.m.
Net other costs (gains)	4.3	6.1	(29.6)%	7.1	10.6	(32.9)%
Income before financ. & inc. taxes	254.6	163.6	55.6%	396.5	341.4	16.1%
Financial expenses (income)	83.8	21.7	286.9%	28.2	46.9	(39.8)%
Net interest expenses (income)	98.6	59.5	65.6%	81.3	118.6	(31.5)%
Equity in earnings of affiliates, net	(42.3)	(45.2)	(6.3)%	(122.5)	(83.9)	46.0%
Net other financial losses (gains)	27.6	7.3	277.5%	69.5	12.2	n.m.
Income before income taxes	170.7	141.9	20.3%	368.2	294.5	25.0%
Provision for income taxes	(53.8)	12.2	n.m.	(101.8)	(26.5)	283.7%
Income from continued operations	116.9	154.1	(24.1)%	266.5	268.0	(0.6)%
Income from discontinued operations	0.0	61.4	n.m.	0.0	76.7	n.m.
Income before non-controlling interests	116.9	215.5	(45.7)%	266.5	344.7	(22.7)%
Losses (income) attributable to non-controlling interests	(18.8)	(51.4)	(63.4)%	(38.6)	(80.2)	(51.9)%
Consolidated net income	98.1	164.2	(40.2)%	227.9	264.5	(13.8)%

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation. Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the assets and liabilities of these investments in its statement of financial position e net income as from 1 April 2011. (2) Wireline and TMN operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 8 million in 2Q11. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 1H11, revenues from Portuguese operations decreased by 7.6% y.o.y (Euro 122 million), negatively impacted by: (1) lower equipment sales (Euro 19 million); (2) lower MTRs (Euro 18 million); (3) lower revenues from the directories business (Euro 11 million); (4) lower wholesale and data and corporate revenues (Euro 33 million), and (5) lower customer revenues at TMN (Euro 50 million). The performance of customer revenues at TMN reflected challenging economic conditions, including a VAT increase (+3pp y.o.y), coupled with increasing popularity of tribal plans.

Wireline operating revenues decreased by 5.5% y.o.y in 1H11, from Euro 971 million to Euro 917 million, while adjusting for a contract with public administration related to the provision of broadband in schools (Euro 15 million) and for the decline in the directories business (Euro 11 million), wireline revenues declined by 2.8% y.o.y in the half impacted primarily by lower wholesale revenues (Euro 17 million), affected by a reduction in ULL and DSL wholesale revenues. In 1H11, retail revenues grew by 0.9% y.o.y, from Euro 484 million to Euro 488 million, on the back of the continued strong performance of the Meo triple-play offer (voice, data and pay-TV), which is underpinning solid trends in fixed telephone lines and in pay-TV and retail broadband revenues. In 1H11, non-voice revenues in Portugal represented 46.0% of service revenues, having grown 4.0pp y.o.y. This positive evolution of PT’s revenue mix is making performance more resilient and predictable and was achieved on the back of increased penetration of data and video services accross all segments, following the significant investments in the fibre rollout and leading-edge technology.

In 1H11, the wireline business continued to benefit from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is more competitive and more resilient to adverse economic conditions. Total wireline retail accesses or retail revenue generating units (RGUs) increased by 6.6% y.o.y reaching 4,632 thousand, with pay-TV and broadband accesses already accounting for 42% of total retail accesses. Retail net additions reached 105 thousand in 1H11, driven by the success of PT’s pay-TV and triple-play offers, which are contributing to a solid performance of broadband (1,040 customers in 1H11, up by 11.5% y.o.y) and record reduction in fixed telephone line net disconnections (23 thousand, down by 36.7% y.o.y). This solid performance was also underpinned by the investment in the coverage of one million households with FTTH, carried throughout 2009 and 2010, which continues to show steady commercial traction as more households become available for commercial sales. As a result, fibre customers reached 173 thousand as at the end of 1H11, representing a 22.3% penetration over the average number of households available for commercial sales. In February 2011, PT received an Innovation Award by the FTTH Council for the planning and deployment of its fibre network, which recognises PT’s execution and engineering excellence and the company’s ability to work successfully with its technological partners. In 2011, PT plans to extend the FTTH coverage to an additional up to 600 thousand households, thus enhancing its coverage and value proposition further to residential and also corporate and SME customers.

In 1H11, PT had 23 thousand net disconnections of fixed telephone lines, including 16 thousand net disconnections of carrier pre-selection lines (-31.5% y.oy). Traffic generating lines therefore only declined by 7  thousand (+45.6% y.o.y). Fixed broadband retail customers increased by 11.5% y.o.y in 1H11, with 39 thousand net additions in the half. The solid performance of Meo double-play and triple-play offers contributed decisively to mitigate fixed telephone line net disconnections to 23 thousand in 1H11, thus comparing favourably to 36 thousand in 1H10 and 65 thousand in 1H09. As in previous quarters, this strong operational performance was particularly noteworthy in the residential segment, which saw positive fixed telephone line net additions and 40 thousand and 80 thousand broadband and pay-TV net additions in 1H11, respectively. Notwithstanding significant scale back in promotions, total pay-TV net additions reached 89 thousand in 1H11 and pay-TV customers reached 919 thousand, equivalent to 88.4% penetration of the fixed broadband retail customer base, up by 13.1pp y.o.y. As such, PT’s Meo offer continues to benefit from strong demand having reached an estimated pay-TV market share of 32%. Retail RGU per access increased by 8.1% y.o.y in 1H11 to 1.73.

In 1H11, TMN’s operating revenues decreased by Euro 80 million (-11.6% y.o.y) to Euro 610 million, mainly due to: (1) lower customer revenues (Euro 50 million), as a result of the economic conditions, including the 3pp y.o.y increase in VAT and increased popularity of tribal plans, namely those without a monthly fee and only with mandatory top-up obligations; (2) lower interconnection revenues (Euro 22 million), mostly as a result of the negative impact of lower MTRs (Euro 15 million), and (3) lower equipment sales (Euro 8 million). It is worth highlighting that 2Q11 registered a marked improvement: -10.7% y.o.y in 2Q11, which compares to -12.4% in 1Q11. Notwithstanding the significant growth in fixed broadband, in 1H11 data revenues at TMN increased by 4.6% y.o.y and accounted for 27.3% of service revenues (+3.2pp y.o.y), as a result of the solid performance of data packages “internotelemovel”, which continued to show strong growth, explained by the commercial success of “e nunca mais acaba” and increased penetration of smartphones.

In 1H11 and 2Q11, Oi’s revenues stood at Euro 832 million, equivalent to R$ 1,904 million. Oi’s results areproportionally consolidated as from 1 April 2011, reflecting the 25.6% direct and indirect stake that PT owns in Tmar Part, the controlling shareholder of Oi, which fully consolidates Oi companies, including Tele Norte Leste, Telemar Norte Leste and Brasil Telecom.

Other revenues, including intra-group eliminations, increased by 72.0% y.o.y in 1H11 to Euro 309 million. This performance was mainly due to: (1) the impact of the consolidation of Contax as from 1 April 2011 (Euro 94 million) and the consolidation of GPTI as from 1 March 2010 (Euro 13 million), and (2) an increase of 13.0% and 7.7% y.o.y at Timor Telecom and MTC, respectively.

The contribution from fully and proportionally consolidated international assets to operating revenues, including the proportional consolidation of Oi and Contax as from 1 April 2011, stood at 59.2% in 2Q11, while Brazil accounted for 55.0% of operating revenues.

In 1H11, total PT customers stood at 88,251 thousand, up by 5.6% from 83,545 thousand. Customers in international operations, including Brazil and Africa, represented 86% of total PT customers.

EBITDA increased by 33.8% y.o.y to Euro 1,000 million in 1H11, as compared to Euro 747 million in the same period last year, due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 292 million). Excluding this effect, EBITDA would have decreased by 5.3% y.o.y in 1H11 to Euro 708 million, equivalent to a margin of 40.6%. EBITDA performance in the period was impacted by TMN, as a result of the revenue decline and notwithstanding a 11.7% y.o.y reduction in operating costs excluding D&A and PRBs. In 1H11, wireline EBITDA increased by 0.4% y.o.y to Euro 378 million, as a result of achieving scale in the pay-TV business, higher penetration of fibre customers and a relentless and renewed focus on cost cutting.

Table 3 _ EBITDA by business segment (1)(2)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Wireline	189.8	187.7	1.1%		377.9	376.3	0.4%
Mobile • TMN	143.9	161.1	(10.7)%		287.9	325.2	(11.5)%
Brazil • Oi	284.6	0.0	n.m.		284.6	0.0	n.m.
Other and eliminations	24.1	21.4	12.5%		49.4	45.9	7.7%
EBITDA	642.4	370.3	73.5%		999.8	747.3	33.8%
EBITDA margin (%)	35.7	39.7	(3.9	)pp	37.5	40.6	(3.1	)pp

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

Wireline EBITDA amounted to Euro 378 million in 1H11 (+0.4% y.o.y), equivalent to a 41.2% margin, a 2.4pp y.o.y improvement. This performance marked a robust and steady improvement (+1.1% in 2Q11, -0.2% in 1Q11,

-5.3% in 4Q10, -5.9% y.o.y in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10) and represents the best performance in the last nineteen quarters, notwithstanding the continued commercial investment in the roll-out of triple-play offers. The improvement in EBITDA trend was achieved on the back of: (1) pay-TV reaching critical mass, which leads to lower programming costs per customer; (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) the implementation of transformation initiatives, namely in customer care and field force, benefiting from fixed-mobile integration, and (4) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus. This solid EBITDA performance in the wireline segment was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which contracted Euro 11 million and Euro 3 million, respectively. PT has a financial investment of 25% in the yellow pages company, which is managed by Truvo.

TMN’s EBITDA decreased by 11.5% y.o.y to Euro 288 million in 1H11, as a result of the decline in service revenues (Euro 73 million), which have a high operating leverage. Indeed, service revenues less direct costs declined Euro 54 million, while EBITDA only declined by Euro 37 million as a result of lower support costs (Euro 11 million), which is benefiting from initiatives promoting the usage of self-care, increased simplicity of commercial offers and processes and lower maintenance and repairs. As a result of the cost cutting efforts, EBITDA margin stood at 47.2%, remaining flat y.o.y (+0.1pp).

In 1H11 and 2Q11, Oi’s EBITDA reached Euro 285 million, equivalent to R$ 651 million. EBITDA margin in the period stood at 34.2%.

Other EBITDA increased by 7.7% y.o.y to Euro 49 million in 1H11 mainly due to: (1) the impact of the consolidation of Contax as from 1 April 2011 (Euro 9 million), and (2) the 10.3% and 6.6% y.o.y growth in Timor Telecom and MTC, respectively. After several quarters of EBITDA contraction at CVT in Cape Verde, primarily due to weaker economic conditions and adverse regulation, in 1H11 CVT’s EBITDA increased by 5.2% y.o.y (+8.0% in 2Q11 and +2.7% in 1Q11). These effects were partially offset by a decrease in Dedic of Euro 5 million mainly due to a non recurrent adjustment.

Fully and proportionally consolidated international assets, including the proportional consolidation of Oi and Contax as from 1 April 2011, represented 51.2% of PT’s EBITDA in 2Q11. Brazilian businesses accounted for 45.0% of EBITDA in the period and fully consolidated African businesses accounted for 6.5% of EBITDA.

Post retirement benefits costs decreased to Euro 26 million in 1H11 from Euro 36 million in the 1H10, reflecting primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State, which was completed in December 2010. This effect was partially offset by the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 2 million).

Depreciation and amortisation costs increased by 61.4% y.o.y to Euro 564 million in 1H11, reflecting primarily the proportional consolidation of Oi and Contax (Euro 171 million), including the holding companies, and a higher contribution from the wireline business (Euro 34 million), as a result of the FTTH rollout and pay-TV growth.

Net interest expenses decreased to Euro 81 million in 1H11 as compared to Euro 119 million in 1H10, mainly as a result of: (1) an Euro 51 million interest gain in 1Q11 on cash deposits in Brazilian Reais which were used to pay the strategic investment in Oi on 31 March 2011; (2) the decrease in the average net debt from Portuguese operations, following the first and second instalments received from Telefónica in 2010 (Euro 5,500 million), related to the Vivo transaction, which more than offset dividends paid in December 2010 (Euro 876 million related to the first instalment of the special dividend amounting to Euro 1.00 per share) and June 2011 (Euro 1,118 million related to the second instalment of the special dividend amounting to Euro 0.65 per share and the ordinary dividend amounting to Euro 0.65 per share) and the debt related to the transfer of unfunded pension obligations completed in December 2010 (Euro 1,022 million), and (3) the reduction in the average cost of debt from Portuguese operations, excluding the impact of the interest income on cash deposits in Brazilian Reais as referred to above, which stood at 3.5% in 1H11 compared to 4.7% in 1H10. These effects more than offset the impact of the proportional consolidation of Oi and Contax, including the holding companies, as from 1 April 2011 (Euro 49 million).

Equity in earnings of affiliates in 1H11 amounted to Euro 122 million, as compared to Euro 84 million in 1H10. In 1H11, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL for a total amount of Euro 156 million. Adjusting for this effect and PT’s share in UOL’s earnings in 1H10 (Euro 10 million), equity accounting in earnings of affiliated companies would have amounted to Euro 85 million in 1H11 and Euro 74 million in 1H10, reflecting primarily the improvement in earnings of Unitel notwithstanding the devaluation of local currency, and CTM.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, increased from Euro 12 million in 1H10 to Euro 69 million in 1H11, reflecting primarily: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 17 million); (2) certain financial taxes incurred in Brazil in connection with the transfer of funds for the investment in Oi (Euro 14 million), and (3) higher net foreign currency losses (Euro 28 million), that were primarily related to the impact on US denominated assets of the depreciation of the US Dollar against the Euro during 1H11.

Income taxes increased to Euro 102 million in 1H11, from Euro 27 million in 1H10, corresponding to an effective tax rate of 27.6% and 9.0%, respectively. The increase in income taxes is primarily explained by: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 28 million); (2) a tax gain, amounting to Euro 48 million, recorded in 2Q10 related to a corporate restructuring of Africatel businesses that resulted in lower taxable profits, and (3) a gain of Euro 4 million corresponding to the impact on deferred taxes, as at 1 January 2010, of the change in the statutory tax rate applicable in Portugal from 26.5% to 29.0% for companies with taxable profits higher than Euro 2 million.

Income from discontinued operations amounted Euro 77 million in 1H10 and included: (1) Vivo’s earnings before minority interests (Euro 45 million), and (2) a gain of Euro 32 million resulting from the transfer of part of accumulated foreign currency translation adjustments related to the former investment in Brasilcel, following a repayment of part of this investment through share capital reductions occurred at this company.

Income attributable to non-controlling interests decreased by Euro 42 million to Euro 39 million in 1H11, reflecting the reductions in non-controlling interests in Vivo (Euro 29 million), following the acquisition of this investment by Telefónica in September 2010, and from the African businesses (Euro 11 million). The decrease in non-controlling interests from African businesses is primarily explained by the share of non-controlling interests in the tax gain recognised in 2Q10 as a result of a corporate restructuring of these businesses.

Net income decreased to Euro 228 million in 1H11, from Euro 264 million in 1H10, primarily as a result of: (1) the tax gain, amounting to Euro 48 million, recorded in 2Q10 related to a corporate restructuring of the African businesses; (2) higher depreciation and amortisation costs at the wireline business; (3) certain financial taxes recorded in 1Q11 in connection with the investment in Oi, and (4) foreign exchange losses resulting from the impact of the depreciation of the US Dollar against the Euro. These effects were partially offset by the decrease in net interest expenses, as a result of Vivo transaction, and higher gains related to affiliated companies, mainly due to the disposal of UOL.

Capex

Capex increased by 33.9% y.o.y to Euro 418 million in 1H11, as compared to Euro 312 million in the same period last year, mainly due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 124 million). Excluding this effect, capex would have decreased by 5.8% y.o.y in 1H11 to Euro 294 million, equivalent to 16.9% of revenues, and was directed towards investments in future proof technologies, namely FTTH, and also 3G and 3.5G.

Table 4 _ Capex by business segment (1)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Wireline	111.6	99.7	12.0%		194.0	212.1	(8.5)%
Mobile • TMN	37.9	29.1	30.3%		56.8	52.6	8.1%
Brazil • Oi	116.6	0.0	n.m.		116.6	0.0	n.m.
Other	29.6	20.4	45.2%		50.5	47.5	6.2%
Total capex	295.8	149.1	98.3%		418.0	312.1	33.9%
Capex as % of revenues (%)	16.5	16.0	0.5	pp	15.7	17.0	(1.3	)pp

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation.

Wireline capex decreased by 8.5% y.o.y, from Euro 212 million in 1H10 to Euro 194 million in 1H11, reflecting a decline in customer-related capex as a result of: (1) a lower number of set-top boxes per fibre TV customer as compared to ADSL; (2) lower unitary cost of set-top boxes, optical network terminators and home gateways, and (3) improved refurbishment rates of set-top boxes. Wireline capex continued to be explained by efforts in the rollout of future proof technologies, namely FTTH and also by the continued investments in the modernisation of IT platforms and servers and in storage capacity and backup. The higher efficiency of wireline capex also reflected synergies from fixed-mobile integration. Capex to sales ratio in wireline stood at 21.2% of revenues, down by 0.7pp when compared to 1H10. PT aims at strengthening further the value proposition to its corporate, SME/SOHO and residential customers by extending FTTH coverage to an additional up to 600 thousand households and investing in the construction of a state of the art 45 thousand sqm data centre.

TMN’s capex increased by 8.1% y.o.y to Euro 57 million in 1H11, equivalent to 9.3% of revenues. The increase in TMN’s capex is primarily explained by investments in the swap of TMN’s 2G equipments to LTE (4G) enabled equipment and investments in capacity of existing 3G and 3.5G networks, namely in urban areas. Additionally, TMN has been strengthening its mobile data capabilities and its network quality by leveraging the existing

FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. As a result, the most recent study issued by Anacom, the Portuguese telecom regulator, recognised TMN as the Portuguese mobile operator with the best 2G and 3G coverage, both in the urban areas and in the main motorways and roads, for mobile broadband services.

In 1H11, other capex increased to Euro 50 million, compared to Euro 48 million in 1H10, primarily as a result of the proportional consolidation of Contax as from 1 April 2011 (Euro 7 million) and higher capex from Timor Telecom, MTC, in Namibia, and CST, in São Tomé e Principe. These effects were partially offset by a decrease in Dedic’s capex due to investments undertaken in 1Q10 related to the the expansion of Dedic, namely the construction of new sites.

Cash Flow

Operating cash flow increased to Euro 525 million in 1H11, compared to Euro 183 million in 1H10, including the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 74 million). Adjusting for this effect, operating cash flow would have increased by Euro 268 million to Euro 451 million in 1H11, mainly due to lower capex and an improvement in working capital management (Euro 300 million), primarily explained by: (1) the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10, following the cash inflow from the Vivo transaction, leading to lower payments to suppliers in 1H11, and (2) a lower investment related to trade receivables in the Portuguese businesses.

Table 5 _ Free cash flow (1)	Euro million

	2Q11	2Q10	y.o.y	1H11	1H10	y.o.y
EBITDA minus Capex	346.6	221.1	56.8%	581.8	435.2	33.7%
Non-cash items	48.9	8.8	n.m.	54.2	19.5	177.2%
Change in working capital	(186.0)	(71.0)	161.8%	(111.2)	(271.9)	(59.1)%
Operating cash flow	209.4	158.9	31.8%	524.8	182.9	187.0%
Interests	(155.9)	(69.7)	123.6%	(151.7)	(165.4)	(8.3)%
Net reimbursements (contributions) to pension funds	(14.2)	(31.1)	(54.5)%	(9.2)	37.4	n.m.
Paym. to pre-retired, suspended employees and other	(40.3)	(35.3)	14.4%	(81.4)	(70.8)	15.0%
Income taxes	(36.8)	(25.1)	46.6%	(78.6)	(40.3)	95.2%
Dividends received	28.8	0.3	n.m.	146.8	8.7	n.m.
Disposal of stake in UOL	0.0	1.3	n.m.	155.5	1.3	n.m.
Share capital reductions at Brasilcel	0.0	53.8	n.m.	0.0	89.9	n.m.
Other cash movements (2)	(127.8)	(25.1)	n.m.	(189.4)	(21.7)	n.m.
Free cash flow	(136.7)	27.8	n.m.	316.8	21.9	n.m.

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation and excludes the cash out-flow related to the acquisition of PT’s strategic investment in Oi and Contax. (2) In 1H11, this caption included payments of expenses incurred with the strategic investment in Oi, bank commissions and certain payments of contractual penalties and legal actions, mainly at Oi and Contax.

Excluding the cash out-flow related to the acquisition of PT’s investment in Oi and Contax, in 1H11 free cash flow amounted to Euro 317 million, compared to Euro 22 million in 1H10. This performance is primarily explained by: (1) a higher operating cash flow (Euro 342 million) as referred to above; (2) proceeds received from the disposal of the investment in UOL amounting to Euro 156 million; (3) dividends received from Unitel (Euro 126 million) in 1H11 relating to 2009 earnings, while the 2008 dividends had been fully received in 4Q09, and (4) a reduction in interest paid amounting to Euro 14 million, due to the decrease in the average net debt from Portuguese operations and the interest on cash deposits in Brazilian Reais used to pay the strategic investment in Oi and Contax, which more than offset the proportional consolidation of Oi and Contax, including the holding companies, as from 1 April 2011 (Euro 99 million). These effects were partially offset by: (1) an amount of Euro 90 million received from Brasilcel related to share capital reductions in 1H10; (2) an increase in payments regarding legal actions (Euro 73 million), primarily related to the proportional consolidation of Oi; (3) an increase in net payments related to post retirement benefits (Euro 57 million), due to the Euro 75 million reimbursement in 1Q10 related to the excessive funding of the healthcare plan; (4) an amount paid by Contax in April 2011 for the acquisition of the investment in Allus (Euro 44 million), and (5) higher payments of income taxes (Euro 38 million) mainly related to withholding taxes on bank deposits.

Consolidated Net Debt

Consolidated net debt, adjusted for the receivable from Telefónica, excluding the proportional consolidation of the net debt from Oi and Contax, including the holding companies, and the tax effect on the payments due to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,269 million as at 30 June 2011. Consolidated net debt increased from Euro 2,100 million at the end of December 2010 to Euro 8,875 million as at 30 June 2011, an increase of Euro 6,775 million reflecting: (1) the acquisition of the strategic investments in Oi and Contax for a total consideration of Euro 3,728 million and the proportional consolidation of its net debt position amounting to Euro 2,053 million as at 31 March 2011; (2) dividends paid by PT to its shareholders (Euro 1,118 million) and by its subsidiaries to non-controlling interests (Euro 53 million); (3) the acquisition by Oi of PT’s own shares in 2Q11 (Euro 87 million), and (4) the impact of the appreciation of the Brazilian Real against the Euro, leading to an increase in net debt of Euro 58 million. These effects were partially offset by the free cash flow generated in the period, amounting to Euro 317 million.

Table 6_Change in net debt	Euro million

	2Q11	2Q10	1H11	1H10
Net debt (initial balance as reported)	7,428.5	5,659.8	2,099.8	5,528.0
Less: Vivo’s net debt	0.0	780.1	0.0	699.0
Net debt (initial balance adjusted)	7,428.5	4,879.7	2,099.8	4,829.0
Less: free cash flow	(136.7)	27.8	316.8	21.9
Acquisition of strategic investment in Oi and Contax	0.0	0.0	3,727.6	0.0
Translation effect on foreign currency debt	58.1	0.0	58.1	0.0
Dividends paid by PT	1,117.7	503.6	1,117.7	503.6
Acquisition of own shares	86.8	0.0	86.8	0.0
Changes in consolidation perimeter (Oi and Contax)	0.0	0.0	2,052.5	0.0
Changes in consolidation perimeter (Dedic / GPTI)	(17.9)	0.0	(17.9)	30.8
Other (1)	64.8	17.8	66.9	31.8
Net debt (final balance)	8,874.9	5,373.3	8,874.9	5,373.3
Less: TEF receivable	2,000.0	0.0	2,000.0	0.0
Less: Tax effect on unfunded post retirement benefits	226.1	0.0	226.1	0.0
Adjusted net debt (final balance)	6,648.8	5,373.3	6,648.8	5,373.3
Less: Net debt from Oi and Contax, inc. holding companies	2,379.8	0.0	2,379.8	0.0
Adjusted net debt exc. Oi and Contax (final balance)	4,269.0	5,373.3	4,269.0	5,373.3
Change in net debt	1,446.3	493.6	6,775.1	544.3
Change in net debt (%)	19.5%	8.7%	322.7%	9.8%

(1) In 1H11 and 1H10, this caption included mainly Euro 53 million and Euro 32 million, respectively, related to dividends paid by PT’s fully consolidated subsidiaries to non-controlling interests.

The amount of cash available plus the receivable from Telefónica and the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 5,372 million at the end of June 2011, of which Euro 940 million was undrawn committed commercial paper and standby facilities. In January 2011, PT issued a 5-year Eurobond amounting to Euro 600 million, with a spread of 295bp over the mid swaps of similar maturity, equivalent to an annual coupon of 5.625%, thus increasing its liquidity position and the average maturity of its debt. In March and April 2011, PT signed a credit facility amounting to Euro 1,200 million, which will mature in March 2014, with eight leading international banks. These transactions are part of PT’s financing strategy, which aims at having diversified maturities and sources of financing. Therefore, PT now has its debt maturities fully financed until the end of 2013 and financial flexibility to continue to invest in its businesses whilst honouring its commitments to its shareholders.

In 1H11, excluding the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi, PT’s average cost of debt stood at 3.5%, down from 4.7% in 1H10. As at 30 June 2011, PT’s consolidated net debt had a maturity of 5.8 years. Excluding the consolidation of Oi and Contax, the maturity of PT’s net debt was 6.0 years. As at the end of June 2011, the net debt to EBITDA ratio was 2.9x compared to 3.6x in 1H10.

Post Retirement Benefits Obligations

As at 30 June 2011, the projected post retirement benefits obligations (PBO) from Portuguese operations related to pensions supplements and healthcare amounted to Euro 436 million and market value of assets under management amounted to Euro 409 million, compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 863 million as at 30 June 2011, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 889 million and after-tax unfunded obligations amounted to Euro 667 million. PT’s post retirement benefits plans for pensions supplements and healthcare are closed to new participants.

In addition, following the strategic investment in Oi, PT proportionally consolidated its net post retirement benefit obligations, amounting to Euro 52 million as at 31 March 2011 and Euro 55 million as at 30 June 2011, which relate to several plans with different characteristics, including defined contribution plans and defined benefit plans. Most of these plans are already closed to new participants. Oi has several plans that present a surplus position and the surplus position is not recorded as an asset as it is not possible to obtain reimbursements.

Table 7_Post retirement benefits obligations	Euro million

	30 June 2011	31 December 2010
Pensions obligations	125.8	129.9
Healthcare obligations	309.7	342.5
PBO of pension and healthcare obligations	435.5	472.4
Market value of funds (1)	(409.1)	(448.1)
Unfunded pensions and healthcare obligations	26.5	24.2
Salaries to suspended and pre-retired employees	862.9	924.3
Gross unfunded obligations from Portuguese businesses	889.4	948.6
After-tax unfunded obligations from Portuguese businesses	667.1	711.4
Gross unfunded obligations at Oi	55.0	0.0
Unrecognised prior years service gains	17.5	18.3
Accrued post retirement benefits	961.9	966.9

(1) The reduction in the market value of funds resulted mainly from: (i) payments of pensions and supplements of Euro 4.2 million; (ii)  the negative performance of assets under management amounting to Euro 24.0 million (equivalent to negative 5.5% in 1H11), and (iii) the refund of healthcare expenses paid previously by PT amounting to Euro 10.9 million.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 59 million to Euro 889 million as at 30 June 2011, primarily as a result of salary payments to suspended and pre-retired employees made during the period amounting to Euro 81 million, which were partially offset by total post retirement benefits and curtailment costs recognised in the period (Euro 20 million). Unfunded obligations from Oi increased from Euro 52 million as at 31 March 2011 to Euro 55 million as at 30 June 2011, reflecting primarily post retirement benefits recorded in 2Q11 (Euro 2 million) and the impact of the appreciation of the Brazilian Real against the Euro (Euro 1 million).

Table 8 _ Change in gross unfunded obligations	Euro million

	1H11	1H10
Gross unfunded obligations (initial balance)	948.6	1,467.4
Changes in the consolidation perimeter	52.5	0.0
Post retirement benefits costs (PRB)	16.8	36.6
Curtailment cost	5.6	9.2
Net reimbursements (contributions) to pension funds (1)	0.5	37.4
Salary payments to pre-retired, suspended employees and other	(81.4)	(70.8)
Net actuarial (gains) losses (2)	0.8	143.2
Foreign currency translation adjustments	1.1	0.0
Gross unfunded obligations (final balance)	944.4	1,623.0

(1) In 1H11, this caption includes reimbursements net of healthcare expenses amounting to Euro 2.5 million, partially offset by termination payments amounting to Euro 1.8 million. Additionally, contributions amounting to Euro 9.7 million related to the service cost of the employees transferred to the Portuguese state were paid. (2) In 1H11, net actuarial losses includes: (i) a gain of Euro 36 million related to changes in discount rates from 4.75% to 5% in pension supplements and from 4.75% to 5.5% in healthcare liabilities, and (ii) a loss of Euro 37 million related to the difference between actual return on assets in the period (-5.5%) and expected return of assets (6% annualised).

Post retirement benefit costs decreased to Euro 26 million in 1H11 from Euro 36 million in 1H10, reflecting primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State completed in December 2010. This effect was partially offset by the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 2 million).

Equity

Table 9 _ Change in shareholders’ equity (excluding non-controlling interests)	Euro million

1H11
Equity before non-controlling interests (initial balance)	4,392.4
Net income	227.9
Net currency translation adjustments	(65.6)
Dividends	(1,118.0)
Net actuarial gains (losses), net of taxes	(0.6)
PT’s shares acquired by Oi	(148.3)
Other	(7.0)
Equity before non-controlling interests (final balance)	3,280.8
Change in equity before non-controlling interests	(1,111.6)
Change in equity before non-controlling interests (%)	(25.3)%

As at 30 June 2011, shareholders’ equity excluding non-controlling interests amounted to Euro 3,281 million, which represents a decrease of Euro 1,112 million in 1H11. This decrease is primarily explained by: (1) the dividends paid by PT to its shareholders amounting to Euro 1,118 million; (2) the acquisition by Oi of PT’s own shares (Euro 148 million), which for accounting purposes are classified as threasury shares, and (3) negative currency translation adjustments amounting to Euro 66 million. These effects more than offset the net income generated in the period of Euro 228 million.

Strategic Investment in Oi

On 31 March 2011, PT concluded its strategic investments in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls and fully consolidates Oi, and CTX Participações, S.A., which in turn controls and fully consolidates Contax. Under these agreements, PT shares the control of these companies and will play a key role in the strategic financial and operational policies and, consequently, the acquired investments are treated for accounting purposes as jointly control entities. As allowed by IAS 31,, PT’s results in 1H11 includes the proportional consolidation of the earnings of Oi and Contax Group, as from 1 April 2011. Oi is proportionally consolidated, reflecting the 25.6% direct and indirect stake that PT owns in Tmar Part, the controlling shareholder of Oi, which fully consolidates Oi companies, including Tele Norte Leste, Telemar Norte Leste and Brasil Telecom. Contax is proportionally consolidated, reflecting the 42.0% direct and indirect stake that PT owns in CTX Participações, which fully consolidates Contax.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi (Telemar Norte Leste) and 14.1% in Contax, through the acquisition of direct stakes in these companies and indirectly through the acquisition of stakes in the investment vehicles of the controlling shareholders of these companies.

Consolidated Statement of Financial Position

The main changes in the statement of financial position are basically explained by the aquisition of the investments in Oi and Contax. This operation was completed as at 31 March 2011, and therefore PT proportionally consolidated the assets and liabilities of these companies in its statement of financial position as from 31 March 2011.

Total assets and liabilities increased from Euro 15.2 billion and Euro 10.6 billion as at 31 December 2010 to Euro 22.7 billion and Euro 18.6 billion as at 30 June 2011, respectively, reflecting primarily the impacts resulting from the acquisition and proportional consolidation of Oi and Contax (total assets and liabilities of Euro 7.4 billion and Euro 6.8 billion, respectively). Additionaly, total liabilities increased by Euro 1.2 billion, primarily due to the Euro 0.6 billion Eurobond issued in January 2011 and the increase in the usage of certain credit facilities and short-term commercial paper programmes, while total assets increased by Euro 0.1 billion, impacted by the Euro 1.1 billion shareholder remuneration paid.

The main effects following the strategic investment in Oi and Contax and its proportional consolidation on PT’s statement of financial position as at 31 March 2011 are: (1) total assets and liabilities related to those businesses amounting to Euro 9.3 billion and Euro 6.8 billion, respectively, and non-controlling interests of Euro 0.7 billion; (2) a reduction in cash and cash equivalentes of Euro 3.7 billion corresponding the the amount paid for the acquisition of these investements, and (3) the recognition of a preliminary goodwill amounting to Euro 1.8 billion as a result of this transaction.

Total assets and liabilities that were proportionally consolidated for the first time as at 31 March 2011, considering the goodwill recorded as a result of this transaction, include primarily tangible and intangible assets (Euro 6,445 million), cash and cash equivalents (Euro 1,696 million), current accounts receivable (Euro 778 million), deferred tax assets (Euro 654 million), gross debt (Euro 3,749 million), provisions (Euro 830 million) and related judicial deposits (Euro 984 million), current accounts payable and accrued expenses (Euro 873 million), taxes payable (Euro 630 million) and deferred tax liabilities (Euro 353 million).

Table 10 _ Consolidated statement of financial position	Euro million

	30 June 2011	31 December 2010
Cash and equivalents	3,505.1	5,106.5
Accounts receivable, net	3,910.9	3,403.2
Inventories, net	132.2	101.5
Judicial Deposits	1,046.4	0.0
Financial investments	433.4	539.6
Intangible assets, net	4,918.8	1,111.7
Tangible assets, net	6,402.4	3,874.6
Accrued post retirement asset	13.0	1.9
Other assets	865.4	338.1
Deferred tax assets and prepaid expenses	1,433.4	692.7
Total assets	22,660.8	15,169.9
Accounts payable	1,211.7	722.6
Gross debt	12,379.9	7,206.3
Accrued post retirement liability	974.9	968.8
Other liabilities	3,050.8	1,063.0
Deferred tax liabilities and deferred income	942.7	600.1
Total liabilities	18,560.0	10,560.8
Equity before non-controlling interests	3,280.8	4,392.4
Non-controlling interests	819.9	216.7
Total shareholders’ equity	4,100.8	4,609.1
Total liabilities and shareholders’ equity	22,660.8	15,169.9

03

Changes in Accounting Policies

Following the disposal of the investment in Brasilcel in September 2010 and in accordance with IFRS 5, VIVO business line was presented as a discontinued operation in 2010 income and cash flows statements.

Please see additional information in the notes on our financial statements as of 30 June 2011.

04

Glossary

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 31 August 2011

Time: 16:00 (Portugal/UK), 17:00 (CET),
11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 375968)

US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 375968)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.